Exhibit 12.1

SurModics, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended March 31,	Fiscal Year Ended September 30,
	2014	2013	2012	2011	2010	2009
Earnings
Pre-tax income from continuing operations	$8,766,770	$20,359,694	$16,305,540	$16,528,559	$6,627,208	$64,808,778
Add:
Fixed charges (build up below)	17,316	19,257	19,797	62,402	70,424	282,048
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Subtract:
Interest capitalized	—	—	—	—	—	—
Preference security dividend requirement	—	—	—	—	—	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total	$8,784,086	$20,378,951	$16,325,337	$16,590,961	$6,697,632	$65,090,826

Fixed charges
Interest expensed and capitalized	$—	$—	$—	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,426	—	—	—	—	—
Estimate of interest within rental expense(a)	9,890	19,257	19,797	62,402	70,424	282,048
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total	$17,316	$19,257	$19,797	$62,402	$70,424	$282,048

Ratio of earnings to fixed charges(b)	507.29x	1058.24x	824.65x	265.87x	95.10x	230.78x

(a)	Includes that portion of rental expense that management believes is representative of the interest component.
(b)	We had no preferred stock outstanding during the periods presented and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.